Exhibit 99.(a)(16)
This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This announcement also does not constitute a Solicitation / Recommendation Statement under the rules and regulations of the US Securities and Exchange Commission (the “SEC”). The Offer is being made solely by means of the Offer Document and the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, AstraZeneca has filed a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT has filed a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents filed by AstraZeneca or CAT in connection with this Offer are available on the SEC’s website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document have been made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms as they contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement as they contain important information.
* * * * *
CAMBRIDGE ANTIBODY TECHNOLOGY APPOINTS NEW CHIEF EXECUTIVE
Cambridge, UK — As announced this morning by AstraZeneca, its recommended offer to acquire Cambridge Antibody Technology (LSE: CAT, NASDAQ: CATG) has been declared unconditional. The CAT Group of Companies will now form part of the AstraZeneca group of companies and CAT is pleased to announce that Dr Hamish Cameron has been appointed as a Director and Chief Executive of CAT Limited, with immediate effect.
Dr Cameron, a physician by training, joins CAT following a number of senior R&D appointments in AstraZeneca, including Head of the Cardiovascular Therapy Area and Head of Medical Research, in the 20 years he has been with the company. He is a Fellow and past Board member of the Faculty of Pharmaceutical Medicine.
Dr John Patterson, Executive Director of Development at AstraZeneca and Chairman of the new CAT Limited Board, commented We are delighted that the acquisition of CAT has been completed and are pleased to have appointed Hamish Cameron to the post of Chief Executive. The acquisition of CAT indicates our intention of growing a leading biopharmaceuticals capability in AstraZeneca, led from CAT in Cambridge, which combines the biologics discovery and early development of CAT with AstraZenecas global discovery, development and marketing expertise. The biopharmaceuticals capability will be distinct from, but complementary to, AstraZenecas small molecule franchise.
Hamish Cameron, CATs new Chief Executive, commented I am excited by the opportunity at CAT and am very much looking forward to leading the company as it sets out on the next part of its journey as a member of the AstraZeneca group. CAT is a distinctive and successful biopharmaceuticals company and, now supported by AstraZeneca, it will be able to utilise its expertise across all AstraZenecas Therapy Areas as well as to develop its technology platform beyond its current capabilities. In this way AstraZeneca, with CAT, aims to deliver valuable new medicines to improve patient care in a number of significant disease areas. AstraZenecas acquisition of CAT is a great endorsement of the achievements of CAT and its staff, and a significant boost to the Cambridge area and the UK biotechnology industry.
-ENDS-

Notes to Editors:
Cambridge Antibody Technology (CAT)
Business:
CAT is a biopharmaceutical company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development; it is a subsidiary of the AstraZeneca group of companies.
Based near Cambridge, UK and it Palo Alto, USA, CAT currently employs around 300 people.
CAT is currently listed on the London Stock Exchange and on NASDAQ but will be de-listed over the next few weeks.
Products:
HUMIRA, licensed to Abbott, is the first CAT-derived antibody to be approved for marketing. It was isolated and optimised in collaboration with Abbott and has been approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries, for psoriatic arthritis and early RA in some European countries and the US, and for ankylosing spondylitis in some European countries.
There are six further CAT-derived antibodies licensed to partners at various stages of clinical development: ABT-874 (Abbott), LymphoStat-B™, HGS-ETR1, HGS-ETR2, ABthrax™ (all Human Genome Sciences (HGSI)) and MYO-029 (Wyeth). CAT has also licensed its proprietary technologies and patents to several companies. CATs licensees include Amgen, Chugai, Dyax, Genzyme, HGSI, Merck & Co, Micromet, Pfizer and Wyeth, and three antibody drug candidates are in clinical development at patent licensees.
There are three further human therapeutic product candidates in clinical development: CAT-354 and CAT-3888, proprietary CAT products, and GC-1008, in collaboration with Genzyme.
Science:
CAT has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies, which form the basis for the Companys strategy to develop a portfolio of antibody-based drugs.
More information can be found at www.cambridgeantibody.com
Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc (ÒCATÓ) that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.
These forward looking statements are based on numerous assumptions regarding CATs present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CATs actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CATs ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.
AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the worlds leading pharmaceutical companies with healthcare sales of $23.95 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.